VIA EDGAR

Mr. Robert Babula
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

September 8, 2022

RE:    Compass Minerals International, Inc.
    Form 10-KT for the transition period from January 1, 2021 to September 30, 2021
    Filed November 30, 2021
Response letter filed July 15, 2022
    File No. 001-31921

Dear Mr. Babula:

Compass Minerals International, Inc., a Delaware corporation (the “Company,” “we” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated August 4, 2022, with respect to the Company’s financial statements and related disclosures in our Transition Report on Form 10‑KT (the “Form 10-KT”) for the transition period from January 1, 2021 to September 30, 2021, filed November 30, 2021. Below is the Company’s response. For the convenience of the Staff, we have repeated the Staff’s comment before our corresponding response.

Form 10-KT for the transition period from January 1, 2021 to September 30, 2021

Summary Overview of Mining Operations, page 31

1.We have read your response to comment 1 stating you believe your disclosure is compliant and is consistent with your historical non-disclosure of individual property production Section 1300 of Regulation S-K became effective January 1, 2021 and replaced the previous mining regulations. Summary production disclosure for your properties is a requirement and as such, cannot be waived for reasons of confidentiality. Please revise your filing to report each individual property’s production by product such as salt, sulfate of potassium, magnesium chloride, etc.

Response: The Company acknowledges the Staff’s comment, and will revise the Form 10-KT to disclose production by product for each of the last three fiscal years (i) at each individually material property and (ii) in the aggregate. The Company respectfully advises the Staff that such disclosure is consistent with Item 1303(b)(2)(i) of Regulation S-K and the principles-based approach of Item 1303(b)(2) of Regulation S-K, as further explained below.

Securities and Exchange Commission
Division of Corporation Finance

Item 1303(b) of Regulation S-K requires a registrant that has material mining operations to provide an overview of the registrant’s mining properties and operations. Specifically, Item 1303(b)(2) requires registrants to disclose, among other things, an overview of the registrant’s mining properties and operations, including “aggregate annual production for the properties during each of the three most recently completed fiscal years preceding the filing.”

Item 1303(b) does not require a registrant to report each individual property’s production by product. As explained in the SEC’s adopting release for the final rules for the “Modernization of Property Disclosures for Mining Registrants” (October 31, 2018) (the “Final Rules”), this requirement for disclosure of annual production on an aggregated basis represents a change from the Staff’s initially proposed rule.1 As initially presented in the SEC’s proposed rules for “Modernization of Property Disclosures for Mining Registrants” (July 16, 2016) (the “Proposed Rules”), the SEC proposed that “for each of the properties required to be included in the presentation, the registrant must identify the property [and] report the total production from the property for the three most recently completed fiscal years….”2 As the Proposed Rules required production disclosure on a property-by-property basis, the Proposed Rules also contained an instruction providing that “a registrant may treat multiple mines with interrelated mining operations as one mining property.”3

The Final Rules confirm that registrants are not required to disclose total production on a property-by-property basis pursuant to Item 1303(b). The Final Rules also remove the instruction permitting registrants to treat interrelated operations together, as only disclosure in the aggregate is required. As stated in the Final Rules: “[I]n a change from the proposed rules, which required the disclosure of the total production from each of the registrant’s top 20 properties by asset value for the three most recently completed fiscal years, the final rules require that the overview must include annual production on an aggregated basis for the registrant’s mining properties during each of the three most recently completed fiscal years. Moreover, rather than require the disclosure of other specified information for each of a registrant’s top 20 properties by asset value, the final rules provide that the overview should include the following information for the registrant’s mining properties considered in the aggregate, and only as relevant:[…]”4

Accordingly, Item 1303(b)(2)(iii) acknowledges that, when presenting the overview, the registrant should “include the amount and type of disclosure concerning its mining properties that is material to an investor’s understanding of the registrant’s properties and mining operations in the aggregate. This disclosure will depend upon a registrant’s specific facts and circumstances and may vary from registrant to registrant.” As stated in the Final Rules, “[b]y requiring a registrant to provide an overview of its mining operations that includes the suggested items of information, as relevant, tailored to its particular facts and circumstances, and presented in a manner of the registrant’s choosing, we believe the final rules will elicit material information for investors without unduly burdening the registrant.”5

For the reasons described above, the Company believes that disclosing production amounts on a property-by-property basis for each of the last three fiscal years is not required by Item 1303(b)(i), and that such
1 See Modernization of Property Disclosures for Mining Registrants, Securities Act Release No. 33-10570, Exchange Act Release No. 34-84509 (Oct. 31, 2018) [83 FR 66344, 66400] (“Adopting Release”).
2 Modernization of Property Disclosures for Mining Registrants, Securities Act Release No. 33-10098, Exchange Act Release No. 34-78086 (June 27, 2016) [81 FR 41651, 41728].
3 Id.
4 Adopting Release, supra note 1, at 66400.
5 Id. at 66401.

Securities and Exchange Commission
Division of Corporation Finance

disclosure is not otherwise material to an investor’s understanding of the Company’s properties and mining operations in the aggregate. The Company acknowledges the Staff’s comment, however, and will revise the Form 10-KT to disclose production by product for each of the last three fiscal years (i) at each individually material mining property and (ii) in the aggregate, substantially in the format below.

Annual Production by Product for Each of the Last Three Fiscal Years (tons).

	For the Nine Months Ended	For the Years Ended
	September 30, 2021	December 31, 2020	December 31, 2019
Salt
Cote Blanche mine	1,527,203	2,237,590	2,415,621
Goderich mine	4,668,678	6,350,222	5,444,363
Ogden facility(1)	719,923	861,202	1,062,066
Other	1,342,782	1,376,883	1,463,186
Total Salt	8,258,586	10,825,897	10,385,236

SOP
Ogden facility	197,806	301,309	322,024
Other	31,570	41,051	41,007
Total SOP	229,376	342,360	363,031

Magnesium Chloride
Ogden facility	528,690	653,658	668,151
Total Magnesium Chloride	528,690	653,658	668,151

LCE
Ogden facility	—	—	—
Total LCE	—	—	—
(1)Solar salts deposited annually at the Ogden facility substantially exceed the amount converted into finished products. The amount presented here represents an approximate average amount produced based on market demand.

Securities and Exchange Commission
Division of Corporation Finance

Summary of Mineral Resources and Reserves, page 33

2.We understand from your response to prior comment 2 that you would prefer to address your reserve disclosure deficiencies in future filings. We note you did not provide a cutoff grade or lithium prices for your lithium resources which fails to demonstrate economic potential. Please include your assumed lithium price and cutoff grade for your lithium resource estimate or remove your lithium resources from your filing. In addition, we believe you should file an amendment to the Form 10-K, which would include your revised exhibits of your amended technical report summaries.

Response: We acknowledge the Staff’s comment and will revise the Form 10-KT to include the assumed lithium price and cutoff grade for the lithium resource estimate in footnotes to the applicable mineral resources tables, substantially in the format set forth below, and will file a revised version of the relevant technical report summary.

Securities and Exchange Commission
Division of Corporation Finance

Table 1. Summary Mineral Resources at September 30, 2021

	Measured Mineral Resources (tons)(1)	Indicated Mineral Resources (tons)(1)	Measured + Indicated Mineral Resources (tons)(1)	Inferred Mineral Resources (tons)(1)
Salt(2)(3)
United States
Cote Blanche mine	41,940,593	629,032,729	670,973,322	163,767,364
Ogden facility(4)	—	2,395,665,293	2,395,665,293	—
Lyons	139,655,688	193,979,000	333,634,688	—
Total United States	181,596,281	3,218,677,022	3,400,273,303	163,767,364
Canada
Goderich mine	—	1,485,710,000	1,485,710,000	148,200,000
Goderich plant	68,969,074	41,700,000	110,669,074	—
Amherst	—	409,295,280	409,295,280	—
Unity	—	252,310,000	252,310,000	—
Total Canada	68,969,074	2,189,015,280	2,257,984,354	148,200,000
United Kingdom
Winsford	47,670,000	7,730,000	55,400,000	—
Total United Kingdom	47,670,000	7,730,000	55,400,000	—
Chile
Atacama Desert property	—	102,531,129	102,531,129	—
Total Chile	—	102,531,129	102,531,129	—
Total Salt	298,235,355	5,517,953,431	5,816,188,786	311,967,364

SOP(5)(6)
United States
Ogden facility(7)	—	90,231,855	90,231,855	—
Total United States	—	90,231,855	90,231,855	—
Canada
Wynyard(8)	—	—	—	—
Total Canada	—	—	—	—
Total SOP	—	90,231,855	90,231,855	—

Magnesium Chloride(9)(10)
United States
Ogden facility(11)	—	360,000,000	360,000,000	—
Total United States	—	360,000,000	360,000,000	—
Total Magnesium Chloride	—	360,000,000	360,000,000	—

LCE(12)(13)
United States
Ogden facility(11)	—	2,645,828	2,645,828	49,663
Total United States	—	2,645,828	2,645,828	49,663
Total LCE	—	2,645,828	2,645,828	49,663

Securities and Exchange Commission
Division of Corporation Finance

(1)Mineral resources are reported in situ. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources will be converted into mineral reserves upon application of modifying factors.
(2)Based on an average sodium chloride grade of 97,350 milligrams per liter (“mg/L”) in the north arm of the Great Salt Lake and 46,300 mg/L in the south arm of the Great Salt Lake. Reported concentrations for the Great Salt Lake assume an indicative lake level of 4,194.4 feet in the south arm and 4,193.5 feet in the north arm. Grades of in-situ sodium chloride range from 75% at our Lyons facility to 98% at the Goderich mine. Although the actual sodium chloride grade at our underground mines is less than 100%, it is not considered in the resource, as the final saleable product is the in situ product, as-present (i.e., the saleable product includes any impurities present in the in situ rock).
(3)There are multiple saleable products based on salt quality from the underground mining operations (rock salt for road deicing and chemical grade salt). For simplicity, all sales are assumed at the lower value (and higher tonnage) product, rock salt, and are based on pricing data based on a five-year average of historical sales data for rock salt for road deicing of $60.58 per ton to $61.41 per ton. Sales prices are projected to increase to approximately $295.60 per ton to $706.49 per ton for rock salt for road deicing through the current expected end of mine life.
(4)The Company does not have exclusive access to mineral resources in the lake and other existing operations, including those run by US Magnesium, Morton Salt and Cargill, also extract dissolved mineral from the lake (all in the south arm).
(5)With respect to the Ogden facility, based on an average potassium grade of 7,320 mg/L in the north arm of the Great Salt Lake and 3,060 mg/L in the south arm of the Great Salt Lake. Reported concentrations for the Great Salt Lake assume an indicative lake level of 4,194.4 feet in the south arm and 4,193.5 feet in the north arm.
(6)With respect to the Ogden facility, based on pricing data based on a five-year average of historical sales data for SOP of $573 per ton. Sales prices are projected to increase to approximately $8,529 per ton through the current expected end of mine life.
(7)The Company does not have exclusive access to mineral resources in the lake and other existing operations, including those run by US Magnesium and Cargill, also extract dissolved mineral from the lake (all in the south arm).
(8)No resources or reserves have been estimated for the Wynyard facility since the production process relies on the import of KCl as a source of potassium from external sources, with supplemental potassium from a relatively dilute concentration of potassium (approximately 0.05%) from Big Quill Lake.
(9)Based on an average magnesium chloride grade of 11,150 mg/L in the north arm of the Great Salt Lake and 4,790 mg/L in the south arm of the Great Salt Lake. Reported concentrations for the Great Salt Lake assume an indicative lake level of 4,194.4 feet in the south arm and 4,193.5 feet in the north arm.
(10)Based on pricing data based on a five-year average of historical sales data for magnesium chloride of $46.98 per ton. Sales prices are projected to increase to approximately $736.78 per ton through the current expected end of mine life.
(11)The Company does not have exclusive access to mineral resources in the lake and other existing operations, including those run by US Magnesium, also extract dissolved mineral from the lake (in the south arm).
(12)Based on an average lithium grade of 51 mg/L in the north arm of the Great Salt Lake and 25 mg/L in the south arm of the Great Salt Lake. Reported concentrations for the Great Salt Lake assume an indicative lake level of 4,194.4 feet in the south arm and 4,193.5 feet in the north arm. Average grade of lithium in the solar evaporation ponds at the Ogden facility ranges from 205 mg/L to 318 mg/L.
(13)The qualified person (“QP”) determined a cut-off grade for lithium concentration in the ambient brine of the Great Salt Lake of 15 mg/L, using the average price for LCE over the past five years as reported by Benchmark Mineral Intelligence of $12,525/tonne LCE. However, the QP believes it is likely that the SOP operation will continue depleting lithium from the ambient waters of the Great Salt Lake after concentrations of lithium are below an estimated cut-off grade and that the Company will continue concentrating lithium in its evaporation pond process until lithium concentrations in the Great Salt Lake reach null. See Section 11 of the Ogden Lithium TRS (as defined below) for a discussion of the material assumptions underlying the cut-off grade analysis.

Securities and Exchange Commission
Division of Corporation Finance

Table 5. Ogden Facility – Summary of Lithium and LCE Mineral Resources at September 30, 2021

	September 30, 2021
Resource Area	Average Grade (mg/L)(4)	Lithium Resources (tons)(1)(2)(3)	LCE Resources (tons)(1)(2)(3)(6)
Measured Resources
Total Measured Resources	—	—	—
Indicated Resources
Great Salt Lake North Arm	51	250,000	1,330,750
Great Salt Lake South Arm(5)	25	230,000	1,224,290
Pond 96, Halite Aquifer	214	1,003	5,335
Pond 98, Halite Aquifer	221	957	5,090
Pond 113, Halite Aquifer	205	15,106	80,363
Total Indicated Resources	44	497,066	2,645,828
Measured + Indicated Resources
Great Salt Lake North Arm	51	250,000	1,330,750
Great Salt Lake South Arm(5)	25	230,000	1,224,290
Pond 96, Halite Aquifer	214	1,003	5,335
Pond 98, Halite Aquifer	221	957	5,090
Pond 113, Halite Aquifer	205	15,106	80,363
Total Measured + Indicated Resources	44	497,066	2,645,828
Inferred Resources
Pond 1b, Halite Aquifer	318	2,231	11,870
Pond 97, Halite Aquifer	212	744	3,957
Pond 114, Halite Aquifer	245	6,360	33,836
Total Inferred Resources	256	9,335	49,663
(1)Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserves upon application of modifying factors.
(2)Mineral resources are reported as in situ for the Great Salt Lake and evaporation pond salt mass aquifers. The Great Salt Lake estimate does not include any restrictions such as recovery or environmental limitations. Pond resources incorporate specific yield which has been measured or estimated for each pond to reflect the portion of in situ brine potentially available for extraction. No other restrictions have been applied to the pond resource estimate.
(3)The QP determined a cut-off grade for lithium concentration in the ambient brine of the Great Salt Lake of 15 mg/L, using the average price for LCE over the past five years as reported by Benchmark Mineral Intelligence of $12,525/tonne LCE. However, the QP believes it is likely that the SOP operation will continue depleting lithium from the ambient waters of the Great Salt Lake after concentrations of lithium are below an estimated cut-off grade and that the Company will continue concentrating lithium in its evaporation pond process until lithium concentrations in the Great Salt Lake reach null. See Section 11 of the Ogden Lithium TRS for a discussion of the material assumptions underlying the cut-off grade analysis.
(4)Reported lithium concentration for the Great Salt Lake assumes an indicative lake level of 4,194.4 feet in the south arm and 4,193.5 feet in the north arm.
(5)The Company does not have exclusive access to mineral resources in the lake and other existing operations, including those run by US Magnesium, also extract dissolved mineral from the lake (in the south arm).
(6)Lithium to LCE uses a factor of 5.323 tons of LCE per ton of lithium.

Ogden facility, page 39

3.We note your response to comment 3 that a discussion of your salt and magnesium chloride resources/reserves is not required as they are co-products of the SOP production and that salt and magnesium chloride resources/reserves are not material to the company from a cash flow perspective on a consolidated basis. Salt and magnesium chloride are co-products of your SOP operations, with intermingled costs and revenues affecting all discussions of your

Securities and Exchange Commission
Division of Corporation Finance

resources/reserves and operations. The omission of the salt and magnesium chloride production, revenues, and costs present a partial and incomplete assessment of your Ogden operations in both your filing and technical reports. Please revise your filing and technical reports to include a discussion of your salt and magnesium chloride production, revenues, costs, cash flows and resources/reserves.

Response: We acknowledge the Staff’s comment and will revise the Form 10-KT and the relevant technical report summary to include a discussion of our salt and magnesium chloride production, revenues, costs, cash flows and resources and reserves.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements, page 84

4.We have read your response to comment 5. Please amend your transition report on Form 10-KT to provide the required disclosures pursuant to Item 302(a) of Regulation S-K.

Response: We acknowledge the Staff’s comment and will revise our Form 10-KT for the year ended September 30, 2021 to include the following information in Part II, Item 8, Note 20 of our Consolidated Financial Statements.

In the first quarter of fiscal 2021, the Company concluded that certain of its assets met the criteria for classification as held for sale and discontinued operations. See Note 1 to the Consolidated Financial Statements for more information. The continuing operations information below reflects the Company’s operations excluding its South America chemicals and specialty plant nutrition businesses, investment in Fermavi and North America micronutrient product business, which have been included as discontinued operations for the periods presented.

Securities and Exchange Commission
Division of Corporation Finance

Quarter	First	Second	Third
Nine Months Ended September 30, 2021	(Unaudited; in millions, except per share data)
Sales	$425.5	$199.4	$211.7
Gross profit	108.4	30.2	33.1
Net earnings (loss) from continuing operations(a)	41.9	(16.4)	(4.6)
Net earnings (loss) from continuing operations per share, basic(a)	1.22	(0.49)	(0.14)
Net earnings (loss) from continuing operations per share, diluted(a)	1.21	(0.49)	(0.14)

Net (loss) earnings(a)	(214.4)	57.1	(56.0)
Net (loss) earnings per share, basic(a)	(6.32)	1.64	(1.65)
Net (loss) earnings per share, diluted(a)	(6.32)	1.63	(1.65)
Basic weighted-average shares outstanding (in thousands)	33,974	34,020	34,043
Diluted weighted-average shares outstanding (in thousands)	34,012	34,078	34,099

Quarter	First	Second	Third	Fourth
Fiscal Year Ended December 31, 2020	(Unaudited; in millions, except per share data)
Sales	$345.9	$175.2	$174.6	$309.2
Gross profit	84.1	39.6	37.6	58.5
Net earnings (loss) from continuing operations(b)	40.0	(7.2)	(4.9)	14.7
Net earnings (loss) from continuing operations per share, basic(b)	1.17	(0.22)	(0.15)	0.42
Net earnings (loss) from continuing operations per share, diluted(b)	1.16	(0.22)	(0.15)	0.42

Net earnings (loss)(b)	34.0	(3.3)	4.3	28.1
Net earnings (loss) per share, basic(b)	0.99	(0.11)	0.12	0.82
Net earnings (loss) per share, diluted(b)	0.99	(0.11)	0.11	0.81
Basic weighted-average shares outstanding (in thousands)	33,892	33,915	33,947	33,958
Diluted weighted-average shares outstanding (in thousands)	33,892	33,915	33,947	33,977
(a) The Company incurred costs related to the ongoing SEC investigation of $2.8 million and $0.3 million in the first and second quarters of fiscal 2021.
(b) In the fourth quarter of fiscal 2020, the Company released a domestic tax reserve of $11.0 million and incurred costs related to the ongoing SEC investigation of $1.6 million.

Item 9A. Controls and Procedures, page 120

5.We have read your response to comment 7 and note that you identified a new inventory accounting error in the quarter ended September 30, 2021 regarding distribution cost variances. Provide us with your materiality assessment that explains why this error is considered immaterial to the current quarter or any prior quarterly or annual financial statement periods.

Response: At its fiscal year end, the Company absorbs into inventory the distribution cost variances incurred to place inventory in warehouses and depots. When performing the fiscal year-end salt analysis as of September 30, 2021, the amount of accumulated variance that was required to be absorbed into inventory had grown compared to previous years’ analyses causing management to evaluate the materiality of the accumulated interim quarterly distribution cost variances for the prior fiscal 2021 and

Securities and Exchange Commission
Division of Corporation Finance

2020 quarters. It should be noted that the fiscal year-end inventory value was not materially impacted as the distribution cost resulting from this material weakness substantially reversed within the same fiscal year and thus was not a material error at any year end; this was primarily an interim period error.

ASC 250-10-45-27 guides that amounts related to the estimated income for the full fiscal year shall be used when determining materiality for the correction of an error. Additionally, the Company’s earnings are substantially impacted by its deicing salt products, which are seasonal and vary considerably with the severity of winter weather. Consequently, the Company’s revenues, expenses and earnings generated in the quarters ended March 31 and December 31 of each year are generally higher than the sales and resulting earnings for the quarters ending June 30 and September 30, which are generally approximately break-even. Therefore, the Company believes investors look to full year results when evaluating performance.

The following tables reflect the impact of the distribution cost variance discussed above along with other immaterial errors that were not corrected due to the timing of detection. The tables show a comparison of financial statement data for each quarter of fiscal 2021 and fiscal 2020 before and after the adjustments for the errors.

Year-to-Date	3/31/2021				6/30/2021				9/30/2021
	As reported	Adj	As Adjusted	%	As reported	Adj	As Adjusted	%	As reported	Adj	As Adjusted	%
Logistics Costs	$123.1	$(0.4)	$122.7	(0.3)%	$174.7	$(2.2)	$172.5	(1.2)%	$220.1	$2.6	$222.7	1.2%
Product Costs	194.0	0.4	194.4	0.2%	311.6	—	311.6	—%	444.8	(0.6)	444.2	(0.1)%
Gross Margin	108.4	—	108.4	—%	138.6	2.2	140.8	1.6%	171.7	(2.0)	169.7	(1.2)%
Salt Operating Income	91.6	0.4	92.0	0.4%	110.8	2.2	113.0	1.9%	133.2	(1.5)	131.7	(1.1)%
Operating Income	76.0	—	76.0	(0.1)%	76.9	2.2	79.1	2.8%	79.0	(1.5)	77.5	(1.9)%
Income before Tax - Continuing Operations	57.9	—	57.9	(0.1)%	43.2	2.2	45.4	5.0%	35.1	(1.5)	33.6	(4.3)%
Net Income - Continuing Operations	41.9	—	41.9	(0.1)%	25.5	1.3	26.8	5.1%	20.9	(1.1)	19.8	(5.5)%
Net Loss	(214.4)	0.4	(214.0)	(0.2)%	(157.3)	1.7	(155.6)	(1.1)%	(213.3)	(0.7)	(214.0)	0.3%
Adj. EBITDA - Continuing Operations	109.6	—	109.6	—%	142.7	2.2	144.9	1.5%	175.4	(1.5)	173.9	(0.9)%

Year-to-Date	3/31/2020				6/30/2020				9/30/2020				12/31/2020
	As reported	Adj	As Adjusted	%	As reported	Adj	As Adjusted	%	As reported	Adj	As Adjusted	%	As reported	Adj	As Adjusted	%
Logistics Costs	$98.4	$(4.6)	$93.8	(4.6)%	$135.4	$(3.3)	$132.1	(2.5)%	$174.6	$(1.6)	$173.0	(0.9)%	$250.3	$(2.6)	$247.7	(1.0)%
Product Costs	163.4	—	163.4	—%	262.0	—	262.0	—%	359.8	—	359.8	—%	534.8	—	534.8	—%
Gross Margin	84.1	4.6	88.7	5.4%	123.7	3.3	127.0	2.7%	161.3	1.6	162.9	1.0%	219.8	2.6	222.4	1.2%
Salt Operating Income	67.8	4.6	72.4	6.7%	90.3	3.3	93.6	3.7%	116.5	1.6	118.1	1.3%	161.0	2.6	163.6	1.6%
Operating Income	54.3	4.6	58.9	8.4%	64.0	3.3	67.3	5.2%	74.9	1.6	76.5	2.1%	103.0	2.6	105.6	2.5%
Income before Tax - Continuing Operations	55.4	4.6	60.0	8.2%	45.5	3.3	48.8	7.3%	38.2	1.6	39.8	4.1%	44.5	2.6	47.1	5.8%
Net Income - Continuing Operations	40.0	3.2	43.2	8.0%	32.8	2.4	35.2	7.2%	27.9	1.1	29.0	3.9%	42.6	1.8	44.4	4.2%
Net Income	34.0	3.2	37.2	9.5%	30.7	2.4	33.1	7.7%	35.0	1.1	36.1	3.1%	63.1	1.4	64.5	2.2%
Adj. EBITDA - Continuing Operations	84.0	4.6	88.6	5.4%	126.1	3.3	129.4	2.6%	169.5	1.6	171.1	0.9%	229.7	2.6	232.3	1.1%

Securities and Exchange Commission
Division of Corporation Finance

Quarterly	3/31/2021				6/30/2021				9/30/2021
	As reported	Adj	As Adjusted	%	As reported	Adj	As Adjusted	%	As reported	Adj	As Adjusted	%
Inventory	$231.7	$2.6	$234.3	1.1%	$289.0	$4.7	$293.7	1.6%	$321.7	$0.6	$322.3	0.2%
Total Assets	1,913.5	2.6	1,916.1	0.1%	1,972.5	4.7	1,977.2	0.2%	1,630.9	0.6	1,631.5	—%
Equity	123.8	1.8	125.6	1.5%	186.6	3.2	189.8	1.7%	293.1	0.7	293.8	0.3%
Logistics Costs	123.1	(0.4)	122.7	(0.3)%	51.6	(1.8)	49.8	(3.5)%	45.4	4.8	50.2	10.5%
Product Costs	194.0	0.4	194.4	0.2%	117.6	(0.4)	117.2	(0.3)%	133.2	(0.6)	132.6	(0.5)%
Gross Margin	108.4	—	108.4	—%	30.2	2.2	32.4	7.3%	33.1	(4.2)	28.9	(12.5)%
Salt Operating Income	91.6	0.4	92.0	0.4%	19.2	1.8	21.0	9.4%	22.4	(3.7)	18.7	(16.3)%
Operating Income (Loss)	76.0	—	76.0	(0.1)%	0.9	2.2	3.1	244.1%	2.1	(3.7)	(1.6)	(174.0)%
Income (Loss) before Tax - Continuing Operations	57.9	—	57.9	(0.1)%	(14.7)	2.2	(12.5)	(14.9)%	(8.1)	(3.7)	(11.8)	45.1%
Net Income (Loss) - Continuing Operations	41.9	—	41.9	(0.1)%	(16.4)	1.3	(15.1)	(8.2)%	(4.6)	(2.4)	(7.0)	53.1%
Net (Loss) Income	(214.4)	0.4	(214.0)	(0.2)%	57.1	1.3	58.4	2.3%	(56.0)	(2.4)	(58.4)	4.4%
Adj. EBITDA - Continuing Operations	109.6	—	109.6	—%	33.1	2.2	35.3	6.6%	32.7	(3.7)	29.0	(11.2)%

Quarterly	3/31/2020				6/30/2020				9/30/2020				12/31/2020
	As reported	Adj	As Adjusted	%	As reported	Adj	As Adjusted	%	As reported	Adj	As Adjusted	%	As reported	Adj	As Adjusted	%
Inventory	$193.9	$4.6	$198.5	2.4%	$253.5	$3.3	$256.8	1.3%	$319.1	$1.6	$320.7	0.5%	$298.7	$2.6	$301.3	0.9%
Total Assets	2,115.3	4.6	2,119.9	0.2%	2,084.1	3.3	2,087.4	0.2%	2,161.6	1.6	2,163.2	0.1%	2,261.5	2.0	2,263.5	0.1%
Equity	355.8	3.2	359.0	0.9%	333.3	2.4	335.7	0.7%	319.9	1.1	321.0	0.3%	378.3	1.4	379.7	0.4%
Logistics Costs	98.4	(4.6)	93.8	(4.6)%	37.0	1.2	38.2	3.3%	39.2	1.8	41.0	4.5%	75.7	(1.0)	74.7	(1.4)%
Product Costs	163.4	—	163.4	—%	98.6	—	98.6	—%	97.8	—	97.8	—%	175.0	—	175.0	—%
Gross Margin	84.1	4.6	88.7	5.4%	39.6	(1.2)	38.4	(3.1)%	37.6	(1.8)	35.8	(4.7)%	58.5	1.0	59.5	1.8%
Salt Operating Income	67.8	4.6	72.4	6.7%	22.5	(1.2)	21.3	(5.4)%	26.2	(1.8)	24.4	(6.8)%	44.5	1.0	45.5	2.3%
Operating Income	54.3	4.6	58.9	8.4%	9.7	(1.2)	8.5	(12.6)%	10.9	(1.8)	9.1	(16.3)%	28.1	1.0	29.1	3.7%
Income (Loss) before Tax - Continuing Operations	55.4	4.6	60.0	8.2%	(9.9)	(1.2)	(11.1)	12.4%	(7.3)	(1.8)	(9.1)	24.3%	6.3	1.0	7.3	16.5%
Net Income (Loss) - Continuing Operations	40.0	3.2	43.2	8.0%	(7.2)	(0.9)	(8.1)	11.9%	(4.9)	(1.3)	(6.2)	26.0%	14.7	0.7	15.4	4.9%
Net Income (Loss)	34.0	3.2	37.2	9.5%	(3.3)	(0.9)	(4.2)	26.1%	4.3	(1.3)	3.0	(29.6)%	28.1	0.3	28.4	1.1%
Adj. EBITDA - Continuing Operations	84.0	4.6	88.6	5.4%	42.1	(1.2)	40.9	(2.9)%	43.4	(1.8)	41.6	(4.1)%	60.2	1.0	61.2	1.7%

As discussed above, given the highly seasonal nature of our business, the quantitative analysis for each interim period was primarily focused on the dollar impact of the errors rather than the percentage impact. The distribution cost variance deferral error resulted in an overstatement of expense in the earlier quarters of fiscal 2021 and 2020, which were substantially reversed in the subsequent quarters of each respective fiscal year; therefore the impact of the errors on each annual period was not quantitatively material. Furthermore, when evaluating the interim period errors in the context of each annual period, we concluded similarly that those errors are not quantitatively material.

In accordance with SAB Topic 1.M, in addition to quantitatively evaluating the impact of the errors, the Company also considered the qualitative factors when assessing materiality to determine whether the total mix of information would influence an investor’s perspective about the financial statements. Management noted the distribution cost variance error was a result of an unintentional interim period oversight, the Company had not performed the revaluation analysis of distribution cost variances to the quarterly periods

Securities and Exchange Commission
Division of Corporation Finance

because the prior year distribution cost variances had been determined to be immaterial. No material impact to the earnings or other trends were noted and the error did not enable the Company to meet consensus expectations, nor would it have caused a breach in debt covenants or increase to management compensation.

While the Company files quarterly reports on Form 10-Q and holds quarterly earning calls, we believe that analysts and investors evaluate the Company’s performance on an annual basis because they are aware of the highly seasonal nature of its business. Investors are interested in full year guidance and they value the Company based on full year results as they realize the Company’s operating results vary significantly from quarter to quarter, with profitability heavily skewed toward the quarters ended March 31 and December 31 of each year and best evaluated on an annualized basis. We do not believe these errors would have significantly impacted the total mix of information available to investors and analysts during the fiscal year, changed their assessment of the Company’s intrinsic value or changed expectations of full year results.

Considering the totality of these considerations, the Company determined the errors were not material to any interim or annual financial statement period.

Exhibits - General, page E-1

6.We understand from your response to comment 9, that you would prefer to address the deficiencies in your Technical Report Summaries in future filings, such as your next annual report on Form 10-K. However, we believe that you should obtain and file an amendment to the Form 10-K and include your revised exhibits with the amended filing. Please modify your exhibits and file them with an amended Form 10-K.

Response: We acknowledge the Staff’s comment and will file revised versions of the relevant technical report summaries with an amended Form 10-KT.

Exhibit 96.1 Ogden, page E-3

7.We note your response to comment 10 indicating you did not believe your technical report summary and cash flow analysis requires disclosure of your co-products salt or magnesium chloride. As your technical report only addresses sulfate of potassium, the resources and reserves for salt or magnesium chloride are not established. Please modify your filing and remove all salt or magnesium chloride resources and reserves related to the Ogden facility from your filing.

Response: We acknowledge the Staff’s comment and will revise the Form 10-KT and the relevant technical report summary to include a discussion of our salt and magnesium chloride production, revenues, costs, cash flows and resources and reserves.

Exhibit 96.2 Ogden Lithium, page E-4

8.We note your response to comment 11 in which you assert there are reasonable prospects for economic extraction of lithium given your property’s similarity to other extraction

Securities and Exchange Commission
Division of Corporation Finance

operations and will include additional disclosure in your future filings. Your qualified person is still required to demonstrate economic potential either using a breakeven cutoff grade calculation stating the lithium price/specifications, processing costs, and other associated costs or provide a more comprehensive cash flow analysis. Without either of these cost analysis’s, an opinion or assertion of economic potential has no merit. Please revise your technical report to provide a cutoff grade calculation and/or cash flow analysis to demonstrate your economic assessment is possible.

Response: We acknowledge the Staff’s comment and will revise the relevant technical report summary by revising the narrative in Section 11 thereof, substantially as follows:

“For the purposes of establishing the price of LCE in this TRS, the QP used pricing from Benchmark Mineral Intelligence’s Lithium Price Forecast report (BMI, 2021). The average price for BMI’s Base Case Global Prevailing Battery Grade Lithium Carbonate over the past five years is $12,525/tonne (BMI, 2021).

For the purposes of ascertaining whether there are reasonable prospects for economic extraction based on price and cost, the QP assumes a cost of production at $4,500/tonne, at a price of $12,525/tonne. This cost of production, which is based on reported costs for the analogous operations discussed below, provides a reasonable basis for establishing the prospects of economic extraction for mineral resources, for the reasons described below.

As described in Section 10, DLE is a relatively new technology that has enabled the development of lower concentration lithium brine sources as well as enabling the extraction of lithium from high magnesium brines. While DLE is a new technology, the QP understands that there are several analogous operations globally employing DLE technology that are in commercial production. DLE technology is in use at Livent Corporation’s operation in Hombre Muerto, Argentina (Livent Corporation, 2018), producing 20,000 tonnes of lithium carbonate per annum as of 2020. DLE technology is also being utilized to commercially produce lithium at Qinghai Salt Lake Industry Co. Ltd (“QSLI”) brine operation in Qinghai Province, China, and similar to technology that will be used to extract lithium post-removal of bromine in Standard Lithium’s Smackover Brine project in Arkansas.

At this Initial Assessment stage of the company’s project, the QP believes that it is appropriate to assume operating costs that are consistent with other operations employing DLE technology with similar raw-feed brine characteristics to ascertain whether the project has reasonable prospects for economic extraction. Following is a summary of operating costs for analogous operations employing DLE technology, as well as starting concentrations for feedstock brine:

•According to Livent Corporation’s 2018 prospectus, the cost of all-in LCE production at its Hombre Muerto operation was below $4,000/tonne. The average feedstock concentration is approximately 600 parts per million.
•Also, according to Standard Lithium’s June 2019 Preliminary Economic Analysis for its Smackover Project in Arkansas, calculated all-in costs in accordance with Canada National Instrument 43-101 reporting requirements for the production of LCE was $4,319/tonne (Standard Lithium, 2019). The average feedstock concentration is approximately 163 parts per million, with well field ranges between 138 ppm and 205 ppm.

Securities and Exchange Commission
Division of Corporation Finance

•Operating costs for QSLI’s operation in Qinghai Province, China were not available to the QP, but according to a November 2018 article published by Shanghai Metals Market (SMM), QSLI’s cost per tonne of lithium carbonate was 20,000 yuan/ton, which is ~$3,000/ton USD. The average feedstock concentrations range between 100 and 250 ppm.

The QP believes that there are reasonable parallels between the possible means of lithium extraction from the brines of the Great Salt Lake (“GSL”) and QSLI’s operation based on lithium and magnesium concentrations in feedstock, as well as to Standard Lithium’s operating model. According to a paper published by Alex Grant of Jade Cove Partners, ‘From Catamarca to Qinghai: The Commercial Scale DLE Operations’ in April 2020, QSLI is producing lithium carbonate from brines ranging from 100 to 250 mg/L lithium and magnesium chloride up to 66,500 mg/l, with Mg/Li ratios ranging from 50 to 320 (Grant, 2020). It is noteworthy that the characteristics of the QSLI brine are very similar to the raw-feed brine from the GSL.

While raw-feed concentration from the GSL is lower than the aforementioned feed concentrations of the comparable operations, it is important to appreciate that the brines of the GSL are currently extracted from the lake and are in current production at the Ogden Plant for the production of SOP, magnesium chloride and sodium chloride, similar to Standard Lithium’s operating model, which extracts lithium from oilfield brines that have already been extracted for processing bromine. As ion concentrations, including lithium, increase by design during Compass Minerals’ three-year pond concentration process, it is expected that lithium would be extracted at one or more points along the existing pond concentration process, and thus costs incurred from the extraction and concentration of brines from the GSL are already borne by existing production. To that end, lithium concentrations in a one-year brine from the GSL average 180 mg/L and lithium is present at >1,000 mg/L in its final magnesium chloride bittern, a two- to three-year brine, both of which are concentrated from the original feedstock concentration of ambient north arm brine at 51 mg/L (Table 11-3). The feedstock concentration of south arm brine to US Magnesium, which is developing lithium for commercial production, is 25 mg/L.

Depending on the DLE technology that is selected for the GSL Facility, the QP believes there to be a minimum concentration of lithium in the ambient feedstock brine below which extraction of lithium would be uneconomic. For purposes of this discussion, such minimum lithium concentration in the ambient feedstock brine is the “cut-off grade.”

The concentration of lithium in the GSL is determined based on the mass load of lithium ion in the ambient brine. Although the mineral resources are presented for north and south arms of the GSL, the arms are connected, and Compass Minerals’ intake is positioned in the north arm, which is the lowest point and ultimate terminus for brine in the GSL terminal-lake system. As brine flows into the north arm, there is no additional fresh-water dilution that can occur, other than direct precipitation, as there are no freshwater drainages into the north arm and the concentration of ions increases with evaporative water loss. As Compass Minerals’ evaporation ponds, inclusive of planned upland expansion ponds, are of fixed area, pumping capacity is scaled to fill the acreage, and ultimate processing plant capacity is designed to process a fixed volume of concentrate from the pond concentration process. The system design relies on a nominal mass load of lithium entering the evaporation pond system that is required to maintain an economic level of extraction from the GSL resource which is measured in solution in the north arm brine pool of the GSL. As mineral extraction continues through the life of mine, mass load in the GSL is assumed to deplete over time, notwithstanding the fact lithium mass load has remained constant since the

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Division of Corporation Finance

1990s despite indirect depletion through the beneficiation of magnesium products (lithium would reasonably be expected to be co-located with magnesium) as well as temporal sequestration in evaporation ponds.

Because the Company is engaged in evaluation of DLE technology that is compatible with its feedstock brine, a minimum DLE-driven feedstock concentration is not available to the QP in this Initial Assessment. As a result, it is not possible to derive a cut-off grade for ambient brine in the GSL directly from an assumed plant intake concentration. Notwithstanding, the QP endeavored to estimate a cutoff grade using other engineering, resource and economic factors. Because the Company’s process relies upon concentrating brine in evaporation ponds, additional brine consumption and additional pond acreage can compensate for loss in lithium concentration in feedstock up to a point at which the Company will no longer have sufficient water rights and/or lease acreage to support the operation. The QP estimates the reduction in mass load per unit volume of brine pumped overtime can be compensated with higher volume and/or evaporative acreage. To that end, the QP increased brine consumption and pond acreage at the same rate of depletion of mass load annually. The increased brine consumption requirement exceeds the Company’s water rights in 50 years, which is coincident to a lithium concentration of 10 mg/L.

As an additional test, the QP reduced annual margin, as defined by the lithium price of $12,525/tonne and assumed operating cost of $4,500/tonne per the analogous DLE-supported operations described above, at the same rate of annual decline as lithium mass load depletion to accommodate for increased pumping costs, resin degradation in DLE process and production losses. Margin reached $0 in 2071 using this test, and coincident lithium concentration is estimated at 15 mg/L at this point. Since, under these assumptions, the Company’s brine consumption requirements would not exceed its water rights until after margin would have reached $0, the QP uses the latter test to estimate that at a 25,000 tonne per annum production rate, the cut-off grade is 15 mg/L.

The QP estimated a lithium resource of 2.32 million tonnes of LCE in the ambient waters of the GSL, and 74,739 tonnes of indicated LCE resource held as interstitial brine. At an assumed production rate of up to 25,000 tonnes of LCE per year from both the GSL resource and indicated interstitial brine resource, it is expected that the mass load will deplete over the life of mine, and concentration is estimated to reach 15 mg/L in the north arm of the GSL after 46 years of production.

Therefore, based on projected costs for the production of LCE using DLE technology from several relevant similar operations and projects, relative to LCE pricing over the past five years, and based on the foregoing cut-off grade estimation, it is the QP’s opinion that development of lithium from the brine derived from the GSL and interstitial brine has reasonable prospects for economic extraction.”

Securities and Exchange Commission
Division of Corporation Finance

* * * * * * * *

If you have any questions or further comments, please contact me at (913) 344-9200.

Sincerely,

/s/ Lorin Crenshaw
Lorin Crenshaw
Chief Financial Officer

cc: Kevin S. Crutchfield